UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Greektown Superholdings, Inc.

(Name of Issuer)

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

392485207

(CUSIP Number)

Athens Acquisition LLC

Attention: Matthew Cullen

1086 Woodward Avenue

Detroit, Michigan 48226

(313) 373-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 392485207

1.	Names of Reporting Persons. Athens Acquisition LLC 46-1560955
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,288,888
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,288,888
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 100.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based upon (a) 1,625,790 shares of Preferred Stock of the Issuer outstanding as reported to the Reporting Persons by the Issuer and (b) 663,098 shares of Preferred Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

CUSIP No. 392485207

1.	Names of Reporting Persons. Daniel Gilbert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,288,888
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,288,888
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,288,888
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 100.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based upon (a) 1,625,790 shares of Preferred Stock of the Issuer outstanding as reported to the Reporting Persons by the Issuer and (b) 663,098 shares of Preferred Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons. Subject to regulatory approval as provided in the Issuer’s Certificate of Incorporation, the Issuer’s Preferred Stock is convertible into shares of the Issuer’s Common Stock.

EXPLANATORY NOTE

This Amendment No. 6 amends and supplements the Statement of Beneficial Ownership on Schedule 13D previously filed jointly by Athens Acquisition LLC, a Delaware limited liability company (“Athens Acquisition”), and Daniel Gilbert (“Mr. Gilbert”) with the Securities and Exchange Commission on February 8, 2013 (the “Original Schedule 13D”) as amended by Amendment No. 1, filed on March 11, 2013, Amendment No. 2, filed on March 20, 2013, Amendment No. 3, filed on April 9, 2013, Amendment No. 4, filed on April 15, 2013, Amendment No. 5, filed on April 30, 2013 (with the Original Schedule 13D, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information.

The information set forth in Item 4 below is hereby incorporated by reference. The source of funds for the purchase of the Brigade Shares (as defined in Item 4 below) is expected to be the working capital of Athens Acquisition.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information.

As previously reported, on April 25, 2013, Brigade executed an Investor Rights Agreement with Athens Acquisition. The Investor Rights Agreement contained a provision whereby Brigade would have the non-transferable right, subject to MGCB approval, to sell to Athens Acquisition all securities of Issuer held by Brigade on the date of the Investor Rights Agreement for an amount equal to $90 per share (or less per share if the investor exercises a “Conversion Right” under the Issuer’s charter) (the “Sale Right”).

On May 16, 2013, Brigade exercised the Sale Right by delivering to Athens Acquisition a “Sale Right Exercise Notice” pursuant to the terms of the Investor Rights Agreement with respect to all of the securities of the Issuer then held by Brigade, which securities consist of an aggregate of: (a) 94,999 shares of Series A-1 Preferred Stock, (b) 121,676 shares of Series A-2 Preferred Stock and (c) warrants exercisable into 273,930 shares of Series A-2 Preferred Stock (collectively, the “Brigade Shares”) (such sale transaction being referred to herein as the “Brigade Sale Transaction”).

Athens Acquisition intends to consummate the Brigade Sale Transaction as soon as practicable following MGCB approval, but in any event in accordance with the terms of the Investor Rights Agreement. At the closing of the Brigade Sale Transaction, Brigade shall be required to deliver to Athens Acquisition (i) the Brigade Shares, free and clear of any lien, claim, or encumbrance, (ii) such instruments of transfer and other documents, including evidence of ownership and authority, as Athens Acquisition may reasonably request, and (iii) a reaffirmation of the release, waivers, representations and warranties contained in the Investor Rights Agreement. Concurrently with the deliveries by Brigade described in the preceding sentence, Athens Acquisition shall pay to Brigade an amount equal to $44,154,450.

Upon consummation of the Brigade Sale Transaction, and the previously reported Standard General Sale Transaction, the Reporting Persons will be deemed to have ownership of 97.2% of the voting power of all securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Items 3 and 4 above are incorporated herein by reference.

Except as otherwise described herein and in the Schedule 13D, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the shares of Common Stock or any other securities of the Issuer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2013	ATHENS ACQUISITION LLC

	By:	/s/ Daniel Gilbert
	Name:	Daniel Gilbert
	Title:	Chief Executive Officer

/s/ Daniel Gilbert
DANIEL GILBERT